POMEROY IT Solutions
                                        1020  Petersburg  Road
                                        Hebron,  KY  41048
                                        Phone:  859.586.0600

                               September 15, 2006


Securities  and  Exchange  Commission
Attention:  Brad Skinner, Accounting Branch Chief
100  F.  Street,  N.E.
Washington,  DC  20549

     Re:  Pomeroy  IT  Solutions,  Inc.
          File No. 000-20022

Dear Mr. Skinner:

Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby submits the additional responses set forth below to your follow-up Comment Letter, dated August 22, 2006 (the "Comment Letter"), pertaining to the Company's Form 10-Q filed August 14, 2006. The Company appreciates that the Commission's comments are designed to assist the Company in providing more meaningful disclosure to the investment community.

Our responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.

FORM 10-Q FILED AUGUST 14, 2006
-------------------------------

     1. PLEASE EXPLAIN TO US YOUR BASIS FOR CLASSIFYING THE CASH OVERDRAFT AS AN OPERATING CASH FLOW.

     Pomeroy follows the guidance provided by Statement of Financial Accounting Standards No 95 ("FAS 95") in the preparation of its statements of cash flows. FAS 95 allows for the use of either the Direct Method or the Indirect Method for the reporting of cash flows. Pomeroy utilizes the Indirect Method, which starts with net income and adjusts it for revenue and expense items that were not the result of operating cash transactions in the current period to reconcile it to net cash flow from operating activities.


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Securities and Exchange Commission
September 15, 2006
Page 2

     FAS 95 Paragraph 21 provides that operating activities include all transactions and other events that are not defined as "investing" or "financing" activities.
          - Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant and equipment and other productive assets, that is, assets held for or used in the production of goods or services.

          - Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.

     SFAS 95 further explains that operating activities generally involve producing and delivering goods and providing services, and are generally the cash effects of transactions and other events that enter into the determination of income.

     The items classified as cash overdraft are simply the result of timing between when the Company issues checks for payment of accounts payable, and when the check is presented for payment by the bank. It is directly associated with unpaid accounts payable related to operating expenses. The Company's treasury management system has controlled disbursement accounts that are used to pay accounts payable. This account is funded by our operating account as checks clear. The operating account is funded primarily by cash collections, however, if cash is not available borrowings are made on the Company's line of credit. As of July 5, 2006, the Company had liquid assets of over $4.5 million and had no outstanding borrowings. Due to timing of the quarter end and cash collections, at the end of the second quarter we were in the situation where there were approximately $2.0 million of checks outstanding.

     The Company does not believe, based on our facts, the cash overdraft relate to financing activities. The Company feels that it was justified in its classification of cash overdraft as an operating cash flow.

     The Company acknowledges the SEC has expressed an opinion that generally, cash overdrafts should be presented as a financing activity in the cash flow statement. The Company interpreted this guidance to mean that although generally cash overdrafts should be considered financing activities there are situations where it could be classified differently. For the reasons stated above, the Company believes that treatment of this item as an operating cash flow was appropriate. However, if the SEC believes that the Company's treatment of cash overdrafts is not appropriate in our situation we will ensure that future filings classify any cash overdrafts as financing activities.

     2. WE NOTE THAT YOU HAVE NOT COMPLETED THE SECOND STEP OF THE GOODWILL IMPAIRMENT TEST. PLEASE NOTE THAT WE MAY HAVE FURTHER COMMENT ONCE THE GOODWILL IMPAIRMENT TEST HAS BEEN COMPLETED AND THE APPROPRIATE DISCLOSURES ARE PROVIDED.

     The Company acknowledges that the Commission may have further comment related to goodwill impairment testing and disclosure, once the testing is completed. The Company will address such comments as they are received.


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Securities and Exchange Commission
September 15, 2006
Page 3

     Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-6032, or me at (859) 586-0600, ext. 1416.

                                 Sincerely,



                                 /s/Kevin  G.  Gregory
                                 ---------------------
                                 Kevin  G.  Gregory
                                 Senior Vice President & Chief Financial Officer


cc:  Elizabeth A. Horwitz, Esq., Wood & Lamping LLP
     Sean Henaghan, BDO Seidman, LLP